April 27, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C.  20549-3561
Attention:  H. Christopher Owings, Assistant Director

Re:	Culp, Inc.
Form 10-K for the Fiscal Year Ended April 27, 2008, filed July 10, 2008
Form 10-Qs for the Quarters Ended August 3, 2008, November 2, 2008 and February 1, 2009, filed September 10, 2008, December 12, 2008 and March 13, 2009
Definitive Proxy Statement on Schedule 14A, filed August 26, 2008
File No. 1-12597

Ladies and Gentlemen:

We received a letter from the Division of Corporate Finance concerning a review of the company’s Form 10-K for the fiscal year ended April 27, 2008, Form 10-Qs for the quarters ended August 3, 2008, November 2, 2008 and February 1, 2009, and Definitive Proxy Statement on Schedule 14A, filed August 26, 2008 (“the filings”), including comments on the filings.  This letter is delivered in response to those comments, using the same numbering system included in the staff’s letter.

Form 10-K for the Fiscal Year Ended April 27, 2008

1.           Comment:

Please use file number 1-12597 for future filings.

Response:

We will use file number 1-12597 for future filings.

Securities and Exchange Commission
April 27, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Overview, page 28

2.           Comment:

You have discussed positive and negative trends throughout your business section; however, you should provide an expanded overview and assessment of these trends and uncertainties in your discussion and analysis to enable a reader to ascertain the likelihood that past performance is indicative of future performance.  In addition, you should expand your discussion and analysis of the key variables and other qualitative and quantitative factors that are necessary for an understanding and evaluation of the business and results of operations through the eyes of management.  Refer to Item 303(a) of Regulation S-K and the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No 33-8350, available at www.sec.gov.  Also provide similar disclosure in your quarterly reports.

Response:

In future filings, we will include additional discussion about the impact of trends identified in the business section on our results of operations.  An example would be a discussion of the impact that the trend toward more knitted mattress fabrics has had on profit margins within the mattress fabrics segment.  An example from the upholstery segment would be the effect of increasing imports of upholstery fabrics on both sales and profit margins in this segment.  In our overview of MD&A and in the remainder of this section, we will point out the variables that management monitors in order to evaluate the business.  Examples would include overall sales, profit margins, restructuring charges, cash flow, assets invested in each segment, and inventory management.  To the extent they are significant for any period, these disclosures will be included in both annual and quarterly reports.

3.           Comment:

We note that $1.0 million of your restructuring charge during fiscal year 2008 is for inventory markdowns.  Please tell us and expand your disclosure to discuss the nature of the inventory markdowns, including the specific types of expenses incurred and the reasons the markdowns were necessary.  Additionally, tell us and disclose why this inventory markdown is part of your restructuring plan versus a markdown of inventory in the normal course of business.  In doing so, please differentiate inventory markdowns recorded as restructuring expense and inventory markdowns recorded as part of ongoing operations.

Securities and Exchange Commission
April 27, 2009

Response:

As disclosed in our MD&A on page 28 of our 2008 Form 10-K, we incurred a restructuring related charge of $1.0 million regarding inventory markdowns.  The nature of this inventory markdown charge pertained to discontinued stock keeping units (SKUs) as a result of the closing of the weaving plant in Graham, NC and the yarn plant located in Lincolnton, NC, both of which were announced December 12, 2006.  This inventory markdown charge also pertained to discontinued SKUs that were produced at contract weavers as a result of the Graham, NC plant closure.

EITF Issue 96-9, “Classification of Inventory Markdowns and Other Costs Associated with a Restructuring”,  stated that the SEC staff prefers that inventory markdowns associated with an exit plan or restructuring activity be classified in the income statement in cost of goods sold.  As a result of this literature, we classified this $1.0 million inventory markdown charge in cost of goods sold as a related restructuring charge.

Segment Analysis, page 32

4.           Comment:

Please expand your analysis of segmental operating income to specifically address the impact of your gross profit margins by segment.  Given the difference in gross profit margin percentages by segment and the changes in these percentages from the prior year, we believe discussions of these changes are relevant and useful for an investor in better understanding the factors that drove the changes in segmental operating income.  Additionally, please disclose the types of cost you classify in cost of sales, either here or in the footnotes to your financial statements, to provide your readers with further context for your results and allow your readers to more easily compare you with other companies.

Response:

Our segment discussion in future filings will be expanded to disclose and analyze gross profit and gross profit margin by segment.  In addition, we will discuss the factors that we believe caused the changes in gross profit in each segment.  We will also add disclosures in the MD&A and notes to the consolidated financial statements about the types of costs included in costs of sales, which in both segments represent costs to manufacture or source our products, including costs such as raw material and finished goods purchases, direct and indirect labor, overhead and incoming freight charges.

Securities and Exchange Commission
April 27, 2009

Financial Statements, page 53

Notes to Consolidated Financial Statements, page 59

1.           General and Summary of Significant Accounting Policies, page 59

5.           Comment:

We note the discussion of your Chinese operations on page 60 and elsewhere in your filing.  Given the significance of your Chinese subsidiaries to your consolidated company, please explain to us in reasonable detail how you considered whether the transfer of net assets from your Chinese subsidiaries to the U.S. parent company was restricted such that you should provide “Schedule I - Condensed Financial Information of Registrant” in your Form 10-K.  In this regard, given that your foreign subsidiaries are profitable while your domestic operations are unprofitable, we believe you should clarify to your readers whether you can transfer funds from your foreign subsidiaries to Culp, Inc. to assist with debt repayment, capital expenditures, and other expenses of your business, and it is unclear to us from your current disclosures including Note 20 to your financial statements whether you have the ability to do so.  Refer to Rules 5-04 and 12-04 of Regulation S-X, and advise.  Additionally, please clarify this matter to your readers in future filings.

Response:

As disclosed in Note 20 of our consolidated financial statements included in our 2008 Form 10-K, the company had $1.6 million in restricted net assets regarding its subsidiaries located in Shanghai, China at April 27, 2008.  This amount represents 10% of accumulated earnings and profits determined in accordance with the People’s Republic of China accounting rules and regulations.

Regulation S-X 210.5-04 (c) requires condensed financial information of the registrant as prescribed by Regulation S-X 210.12-04 when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.  At April 27, 2008, restricted net assets of our consolidated subsidiaries are $1.6 million or 1% of consolidated net assets.  As a result, Schedule I – Condensed Financial Information of Registrant was not required.

Regulation S-X 210.4-08 requires registrants to describe the most significant restrictions on the payment of dividends by the registrant.  This information was disclosed in Note 20 of our consolidated financial statements included in our 2008 Form 10-K.  We will expand our disclosures in the notes to our financial statements in future filings to clarify to our readers that we can transfer funds from our foreign subsidiaries with the exception of restrictions placed by the Chinese government (as noted above) to assist with debt repayment, capital expenditures, and other expenses of our business.

Securities and Exchange Commission
April 27, 2009

6.           Comment:

We note your discussion of shipping and handling costs in the middle of page 61.  We read that handling costs consist principally of finished goods warehousing costs in your various distribution facilities.  Based on this description, it appears that you define handling costs differently than they are defined in paragraph three of EITF 00-10, as your definition appears to include warehousing costs prior to the point the product is removed from finished goods inventory to be shipped.  Please confirm our understanding, or explain this matter to us in greater detail.  If our understanding is correct, please tell us how you considered whether warehousing costs incurred prior to the point the product is removed from finished goods inventory to be shipped should be classified as cost of sales.

Response:

As disclosed in the General and Summary of Significant Accounting Policies in our 2008 consolidated statements included in our 2008 Form 10-K, handling costs primarily consist of finished goods warehousing costs in the company’s various distribution facilities.  These warehousing costs are handling costs incurred to store, move, and prepare the products for shipment as defined in paragraph 3, EITF 00-10, “Accounting for Shipping and Handling Fees and Costs”.

EITF 00-10, paragraph 6 states that classification of shipping and handling costs is an accounting policy decision.  A company may adopt a policy of including shipping and handling costs in an income statement line item other than cost of sales, as long as the company discloses both the amount of such costs and the line item in the income statement that includes them.

As a result of this literature, we have disclosed the dollar amount of handling costs and that they are classified in selling, general, and administrative expenses.  In future filings, we will expand our disclosure to clarify that warehousing costs are handling costs incurred to store, move, and prepare products for shipment.

2.            Asset Acquisition, page 62

7.           Comment:

We read at the bottom of page 62 that you purchased ITG’s mattress fabrics finished goods inventory, a credit on future purchases of inventory manufactured by ITG during the transition period, along with certain proprietary rights such as patterns, copyrights, artwork, and the like, and other records that related to ITG’s mattress fabrics products line.  We have the following comments:

Securities and Exchange Commission
April 27, 2009

•
Please tell us and disclose in future filings how you are accounting for the acquired credit on future purchases of inventory.  If this credit is being amortized, please tell us and disclose in future filings the periods over which it is being amortized and where such amortization is classified in your statement of operations.

•
With reference to your table at the top of page 63, please tell us why you do not appear to have allocated any of the transaction cost to the acquired proprietary rights such as patterns, copyrights, artwork, and the other records related to ITG’s mattress fabrics product line.  In this regard, we assume that these items must have value or you would not have acquired them.

Response:

Credit on Future Purchases of Inventory

As disclosed in Note 2 of the consolidated financial statements included in our 2008 Form 10-K, we acquired a credit on future purchases of finished goods inventory manufactured by ITG during the transition period.  The term of the transition period as defined in the asset purchase agreement was 120 days after the closing date of the purchase (January 22, 2007).  The fair value of this credit of future purchases on finished goods inventory totaled $2,173 and is included in the other current assets amount of $2,210 per the purchase price allocation table.

The acquired credit of future purchases on finished goods inventory was utilized as we purchased finished goods inventory from ITG during the transition period of 120 days after the closing date of the purchase (January 22, 2007).  This credit was fully utilized as of the end of the first quarter of fiscal 2008 and before the 120 day transition period expired.  The accounting (as noted above) for the utilization for the acquired credit on future purchases of inventory will be disclosed in future filings.

Other Intangible Assets

As disclosed in Note 2 of the consolidated financial statements included in our 2008 Form 10-K, we acquired certain other intangible assets such as copyrights, customer relationships, patterns, and other records related to ITG’s mattress fabric product line.  SFAS No. 141,”Business Combinations”, paragraph 37(e) states that other identifiable intangible assets acquired in a business combination will initially be recognized and measured at their fair values.  None of the transaction cost was allocated to these acquired other intangible assets as our company and ITG manufactured similar products and shared the same customer base.

Securities and Exchange Commission
April 27, 2009

3.           Restructuring and Asset Impairments, page 63

8.           Comment:

We note your statement in footnote (1) to your table at the bottom of page 63 that your existing restructuring plans have been substantially completed as of April 27, 2008.  Please reconcile this statement to the fact that on page 1-16 of your Form 10-Q for the period ended November 2, 2008, you disclose that you recorded $2.8 million of restructuring and restructuring related expenses during the six months ended November 2, 2008 related to your December 2006 Upholstery Fabrics restructuring.  Please advise why you recorded this significant charge in fiscal 2009 given the statement noted in your fiscal 2008 Form 10-K.  In doing so, tell us the circumstances that changed following your fiscal 2008 Form 10-K that required further assessment and additional restructuring charges during the period ended November 2, 2008 related to your December 2006 Upholstery Fabrics restructuring.  Also clarify this matter to your readers and explain to them whether you expect to incur similar additional charges in the future.

Response:

As noted in Note 3 of the 2008 consolidated financial statements included in our fiscal 2008 Form 10-K, we disclosed that our existing restructuring plans had been substantially completed as of April 27, 2008.  This disclosure was also made in Note 14 of the consolidated financial statements included in our Form 10-Q for the period ended August 3, 2008.  However, as a result of the adverse economic conditions resulting from the depressed housing market, credit crisis, and decreased consumer spending that developed in the second quarter of fiscal 2009, which were much more severe than we anticipated at the time of the statement referenced in your comment, we further assessed the net realizable value of our inventory and recoverability of our property, plant, and equipment related to our upholstery fabric operations.  As a result, we recorded $2.4 million in restructuring and related charges for our December 2006 Upholstery Fabrics Plan for the three-month period ending November 2, 2008 (the company’s second quarter).  We recorded $2.8 million in restructuring and related charges for our December 2006 Upholstery Fabrics Plan for the six-month period ending November 2, 2008.

We will disclose the facts and circumstances that changed following our fiscal 2008 Form 10-K that required further assessment and additional restructuring and related charges in fiscal 2009 related to our December 2006 Upholstery Fabrics Plan.

Securities and Exchange Commission
April 27, 2009

11.           Income Taxes, page 72

9.           Comment:

With reference to Rule 4-08(h)(1) of Regulation S-X, please tell us how you considered disclosing the components of pretax income or loss resulting from domestic and foreign operations.  In this regard, we note your disclosure of the amounts allocated to foreign operations on page 72, but it is unclear to us that your current presentation sufficiently highlights the fact that your domestic operations have a history of pretax losses and are partially or fully offsetting the pretax income generated by your foreign operations, and we believe this information is important to clarify to your readers.

Response:

We will expand our disclosure in our notes to financial statements to include pretax income or losses from our domestic operations in addition to our foreign operations in future filings.

10.           Comment:

We note your rate reconciliation table at the top of page 73 and have the following comments:

•
We note that your state income tax rate has varied significantly over the three year period presented.  Please explain to us why this occurred, and tell us how you considered explaining this to your readers somewhere in your filing.

•
We note that your foreign tax rate differential has varied significantly over the three year period presented.  Please explain to us why this occurred, and tell us how you considered explaining this to your readers somewhere in your filing.  Also clarify in your response to us whether this line item includes the Chinese tax holiday, and if so, tell us how you determined the tax holiday did not exceed the 5% threshold specified in Rule 4-08(h) of Regulation S-X to be presented as a separate line item in your rate reconciliation.

•
We note that your tax rate was affected by a Canadian foreign exchange loss and Canadian research and development credits for the first time in 2008.  Please explain to us why this occurred, including why these items were not present in previous years, and tell us how you considered explaining this to your readers somewhere in your filing.

Securities and Exchange Commission
April 27, 2009

•
We note that your tax rate was affected by China income tax incentives for the first time in 2008.  Please explain to us why this occurred, including why these tax incentives were not available to you in previous years, and tell us how you considered explaining this to your readers somewhere in your filing.

•
We remind you that your income tax disclosures as a whole, including both your footnote and MD&A narrative, should provide your readers with enough context around the historical variations in your tax rate that readers can assess the likelihood that future taxes will be impacted by similar items in a similar manner.  Please revise your future disclosures as necessary.

Response:

(Bullet Point 1)

As disclosed in Note 11 of the 2008 consolidated financial statements included in our fiscal 2008 Form 10-K, U.S. state income taxes impacted our consolidated effective income tax rate by 1.5%, 14.6%, and 5.1% for fiscal 2008, 2007, and 2006, respectively.

The fluctuation from 5.1% in fiscal 2006 to 14.6% in fiscal 2007 is primarily due to the decrease in our loss before income taxes from $19.9 million in fiscal 2006 to $3.0 million in fiscal 2007.  As a result of this significant decrease in the loss before income taxes, the permanent difference related to U.S. state income taxes had a more significant effect on the consolidated effective tax rate in fiscal 2007.  We will disclose this significant variation in our consolidated effective income tax rate in our income tax footnote and MD&A in future filings.

The fluctuation from 14.6% in fiscal 2007 to 1.5 % in fiscal 2008 is primarily due to the decrease in our loss before income taxes from U.S. operations.  Our loss before income taxes from U.S. operations was $11.6 million and $2.0 million in fiscal 2007 and 2008, respectively.  We will disclose this significant variation in our consolidated effective income tax rate in our income tax footnote and MD&A in future filings.

(Bullet Point 2)

As disclosed in Note 11 of the 2008 consolidated financial statements included in our fiscal 2008 Form 10-K, foreign tax rate differentials impacted our consolidated effective income tax rate by 29.1%, 51.5%, and 10.6% for fiscal 2008, 2007, and 2006, respectively.

The fluctuation from 10.6% in fiscal 2006 to 51.5% in fiscal 2007 is primarily due to the decrease in our loss before income taxes from $19.9 million in fiscal 2006 to $3.0 million in fiscal 2007.  In addition, income before income taxes from foreign operations increased from $6.5 million in fiscal 2006 to $8.6 million in fiscal 2007.  As a result of this significant decrease in the loss before income taxes and increase in income taxes from foreign operations, the permanent difference related to foreign tax rate differentials had a more significant effect on the consolidated effective tax rate in fiscal 2007.  We will disclose this significant variation in our consolidated effective income tax rate in our income tax footnote and MD&A in future filings.

The fluctuation from 51.5% in fiscal 2007 to 29.1% in fiscal 2008 is primarily due to the decrease in income before income taxes from foreign operations.  Income before income taxes from foreign operations was $8.6 million and $6.9 million in fiscal 2007 and 2008, respectively.  We will disclose this significant variation in our consolidated effective income tax rate in our income tax footnote and MD&A in future filings.

Securities and Exchange Commission
April 27, 2009

The foreign tax rate differential line item does include the impact of the tax holiday received from the Chinese government.  The impact of the tax holiday (which was over 5% of consolidated income (loss) before income taxes) was included in this line item as it represents an income tax rate differential between our statutory income tax rate in the U.S. and China.  We disclosed a description of the tax holiday we received from the Chinese government and the impact on consolidated income tax expense had the company not received the tax holiday in accordance with SEC Staff Accounting Bulletin Topic 11C.  We will expand our income tax rate reconciliation disclosure and show the impact of the tax holiday received from the Chinese government in future filings.  Also, we will disclose this significant variation in our consolidated effective income tax rate in our income tax footnote and MD&A in future filings.

(Bullet Point 3)

As disclosed in Note 11 of the 2008 consolidated financial statements included in our fiscal 2008 Form 10-K, we disclosed that the tax effects of the Canadian foreign exchange loss impacted our consolidated effective income tax rate by 23.2% in fiscal 2008.  No disclosure was made for fiscal 2007 and 2006 as the impact of this line item was under 5% of our consolidated income (loss) before income taxes, pursuant to Regulation S-X 4.08(h)(2).  We will disclose this significant variation in our consolidated effective income tax rate in our income tax footnote and MD&A in future filings.

As disclosed in Note 11 of the 2008 consolidated financial statements included in our fiscal 2008 Form 10-K, research and development credits regarding our Canadian operations impacted our consolidated effective income tax rate by 12.2% in fiscal 2008.  This line item was not present in previous years as we engaged a consultant in fiscal 2008 to assist management in documenting and determining the dollar amount of these credits we could deduct on our Canadian income tax returns.  We will disclose this significant variation in our consolidated effective income tax rate in our income tax footnote and MD&A in future filings.

Securities and Exchange Commission
April 27, 2009

(Bullet Point 4)

As disclosed in Note 11 of the 2008 consolidated financial statements included in our fiscal 2008 Form 10-K, income tax incentives received from the Chinese government impacted our consolidated effective income tax rate by 12.2% in fiscal 2008.  This line item was not present in previous years as the income tax incentives received from the Chinese government were related to a Cut and Sew operation that commenced operations in the third quarter of fiscal 2008.  In future filings, we will disclose this significant variation in our consolidated effective income tax rate in our income tax footnote and MD&A.

(Bullet Point 5)

We will expand our disclosures in future filings in both our income tax footnote and MD&A to provide our readers with contexts around our historical variations in our effective income tax rate so that they can assess the likelihood that future income taxes will be impacted by similar items in a similar manner.

14.           Stock-Based Compensation, page 77

11.	Comment:

We note your tabular presentation on page 77 of the assumptions used to value the stock options granted to your employees, and your discussion of these assumptions at the top of page 78.  Please tell us and revise future filings to clarify to your readers why the expected volatility of these options changed in 2008 from a single relatively high number to a broad range and why the expected term of these options changed in 2008 from a single relatively short term to a broad range.  In this regard, we assume that these changes to your assumptions would reduce the stock compensation expense associated with your 2008 grant of options, and we believe you should clearly explain what led to these changes.  Additionally, given the volatility in your historical stock prices, please explain in more detail how you determined a volatility of 38.59% was appropriate for any options granted.

Response:

As disclosed in Note 14 of the 2008 consolidated financial statements included in our fiscal 2008 Form 10-K, we disclosed the expected volatility to be a range of 38.59% - 65.74% for stock options granted to employees in fiscal 2008 compared to a single volatility percentage of 67.03% for stock options granted to employees in fiscal 2007 and 73.93% for stock options granted to employees in fiscal 2006.  In addition, we disclosed the expected term to be a range of 1.1 years to 8 years for stock options granted in fiscal 2008 compared to a single expected term of 1.6 years for stock options granted to employees in fiscal 2007 and 3.5 years for stock options granted in fiscal 2006.

Securities and Exchange Commission
April 27, 2009

The reason for the above changes was due to the fact that stock options granted to employees in fiscal 2008 had an expiration period of 10 years, compared to 5 years for stock options granted in fiscal 2007 and 2006, respectively.  In addition, stock options granted to employees had an original vesting period of 2 years in fiscal 2008 compared to 4 years in fiscal 2007.  Due to this significant change in the expiration and vesting periods, we reassessed the expected term of the options granted to employees in fiscal 2008 and reviewed the historical experience of exercise patterns between non-executive employees who had “in-the-money” stock option grants and executive employees that had stock option grants with an expiration period of 10 years.  As a result of this assessment, the expected term was determined to be 1.1 years for each earned vesting period for non-executive employees and 8 years from the date of grant for executive employees, respectively.  The volatility percentage for non-executive employees was based on an historical 3 year period from the date of grant and was 38.59%.  The historical 3 year period represents the original 2 year vesting period plus the 1.1 expected term for each earned vesting period for non-executive employees.  The volatility percentage for executive employees was based on an historical 8 year period from the date of grant and was 65.74%.  This historical 8 year period represents the 8 year expected term for executive employees.

It should be noted that for options granted in fiscal 2007 and 2006, the exercise patterns between non-executive and executive employees was similar due to the relatively short expiration period of 5 years.  As a result, a single volatility percentage and expected term was disclosed.

We will expand our disclosures in our stock-based compensation footnote in future filings to clarify to our readers any significant changes in our assumptions used to fair value our stock option grants.

Signatures, page 96

12.	Comment:

We note that you did not include the signatures of your principal executive officer, your principal financial officer and your controller or principal accounting officer on behalf of the registrant in the second signature block as required by General Instruction D(2)(a) and (b) of Form 10-K.  Please revise to include the signatures of your principal executive officer, your principal financial officer and your controller or principal accounting in the second signature block.  Please note that any person who occupies more than one of the specified positions shall indicate each capacity in which he or she signs the report on behalf of the registrant in the second signature block.

Securities and Exchange Commission
April 27, 2009

Response:

Through the signatures included in the first signature block of the report, we intended that the report was signed on behalf of the registrant by each of the principal executive officer, principal financial officer, and principal accounting officer.  We will revise future filings to include these signatures in the second signature block of the report and will indicate the capacities in which each officer is signing in the second signature block.

Definitive Proxy Statement on Schedule 14A

Voting Securities, page 4

13.	Comment:

Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by the entities identified in the beneficial ownership table.  Refer to Rule 13d-3 under the Securities Exchange Act of 1934.

Response:

In future filings, we will include additional disclosures in the footnotes to the beneficial ownership table describing the natural person(s) or public company that has the ultimate voting or investment control over the shares held by the entities identified in the beneficial ownership table.

With respect to the seven footnotes to the beneficial ownership table included in the Definitive Proxy Statement on Schedule 14A, filed August 26, 2008, such additional disclosures would include the following:

Footnote (1):  Robert G. Culp, III has sole voting power over all of these shares, except the shares held by his wife, Susan B. Culp.  Susan B. Culp has sole voting power over her 64,738 shares.  Robert G. Culp, III has sole dispositive power over all of these shares, except the shares held by his wife and the shares held in the name of Atlantic Trust.  Susan B. Culp has sole dispositive power over her 64,738 shares, and Robert G. Culp, III and Atlantic Trust share dispositive power over the 1,708,750 shares held in the name of Atlantic Trust.

Footnote (2):  We believe that this note sufficiently discloses that Robert G. Culp, III has the sole right to vote and jointly (with Atlantic Trust) has the right to invest all of these shares.

Footnote (3):  We believe that this note sufficiently discloses that R. Scott Asen has sole voting and dispositive power over the 1,262,800 shares held in his name.  With respect to the 82,000 shares held by certain Managed Accounts, we would additionally disclose that the voting and dispositive power over these 82,000 shares is shared between R. Scott Asen and the Managed Accounts.

Securities and Exchange Commission
April 27, 2009

Footnote (4):  Price Associates has sole dispositive power over all of these shares.  T. Rowe Price Small Cap Value Fund has sole voting power over the 860,100 shares held in its name, and Price Associates has sole voting power over the remaining shares.

Footnote (5):  We believe that this note sufficiently discloses that Dimensional has sole investment and voting power over all 1,049,294 shares.

Footnote (6):  The Reporting Person has sole voting and dispositive power over all 830,000 shares.

Footnote (7):  We believe that this note sufficiently discloses that Praesidium Investment Management Company, LLC has sole investment and voting power over all 813,855 shares.

Compensation Discussion and Analysis, page 15

Annual incentive bonus, page 18

14.	Comment:

You have not provided a quantitative discussion of the 2008 financial performance goals to be achieved for your named executive officers to earn the management incentive bonus.  Please disclose or, to the extent you believe disclosure of these goals is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion.

Response:

For 2008, we disclosed in our proxy statement that the performance measures for incentive bonuses for our named executives were operating income, free cash flow, and return on capital, in each case excluding extraordinary items (on a company-wide basis for all NEOs except Mr. Culp, IV, and the same measures for the Culp Home Fashions division (the mattress fabrics segment) for Mr. Culp, IV).  We also disclosed the weighting assigned to each financial performance measure, and the amount of bonus attainable at each level of potential performance (threshold, target, maximum and super maximum), as a percentage of each executive’s target bonus opportunity.  The potential incentive bonus payments for each named executive at the various performance levels were disclosed in the Grants of Plan-Based Awards table in our proxy statement.

Securities and Exchange Commission
April 27, 2009

In 2008, the incentive bonuses paid to all NEOs except Mr. Culp, IV were based on financial results for the overall company, with operating income at 84% of the target level, free cash flow at 152% of the super maximum level, and return on capital at 90% of the target level, resulting in an overall bonus to these executives of 98% of the executive’s target bonus opportunity.  The incentive bonus paid to Mr. Culp, IV was based on financial results for the mattress fabrics segment, with operating income at 98% of the maximum level, free cash flow at 106% of the super maximum level, and return on capital at 109% of the super maximum level, resulting in an overall bonus to Mr. Culp, IV of 174% of his target bonus opportunity.

We will include comparable disclosures in future filings.

Compensation of Directors, page 26

15.	Comment:

Please disclose the grant date fair value of the options awarded in 2008.  See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Response:

The numbers included in the table for Compensation of Directors in the column marked “Option Awards” are the grant date fair value of the options awarded.  We will add language to the footnote related to this column to make this clear in future filings.

Certain Relationships and Related Party Transactions, page 36

16.	Comment:

You mention here that you will review and approve transactions with your directors, executive officers, and holders of five percent or more of your common stock.  Please revise this discussion to provide additional information regarding your policies and procedures relating to the review and approval of such transactions, as required pursuant to Item 404(b) of Regulation S-K.  Specifically, indicate how you will determine whether a transaction “may present a conflict of interest.”

Response:

We collect information about related party transactions from our officers and directors through annual questionnaires distributed to officers and directors.  Each director and officer agrees to abide by our Code of Business Conduct and Ethics, which provides that officers and directors should avoid conflicts of interest and that any transaction or situation that could involve a conflict of interest between the company and officer or director must be reported to the Audit Committee of the Board and is subject to approval by the Audit Committee if and when appropriate.  The Code of Business Conduct and Ethics identifies a non-exclusive list of situations that may present a conflict of interest, including significant dealings with a competitor, customer or supplier, similar dealings by an immediate family member, personal investments in entities that do business with the company, and gifts and gratuities that influence a person’s business decisions, as well as other transactions between an individual and the company.  The Audit Committee’s charter provides that the Audit Committee will review, investigate and monitor matters pertaining to the integrity or independence of the Board, including related party transactions.  The Audit Committee reviews and makes determinations about related party transactions or other conflicts of interest as they arise, and in addition the Audit Committee conducts an annual review of all related party transactions early in each fiscal year, after director and officer questionnaires have been received from management and the Board.  We will revise future filings to incorporate these disclosures.

Securities and Exchange Commission
April 27, 2009

Form 10-Q for the Period Ended February 1, 2009

Financial Statements, page I-1

Notes to Financial Statements, page I-5

3.           Asset Acquisition - Mattress Fabric Segment, page I-7

17.	Comment:

We note your purchase of Bodet & Horst USA, LP and Bodet & Horst GMBH & Co. KG (collectively Bodet & Horst) on August 11, 2008.  We also note that you purchased certain assets and assumed certain liabilities of the knitted mattress fabric operation of Bodet & Horst, including the manufacturing operation in High Point, North Carolina.  We further note that the Bodet & Horst manufacturing operation in High Point has served as your primary source of knitted mattress fabric for six years.  Please tell us how you determined this transaction constitutes a business combination as defined in SFAS 141.  Also refer to EITF 98-3 and Rule 11-01(d) of Regulation S-X.

We have also reviewed your Form 8-K/A filed on October 23, 2008 which includes financial statements of Bodet & Horst USA LP and pro forma financial information.  Please tell us whether the financial statements of Bodet & Horst USA, LP and the column in the pro forma statements labeled “Bodet & Horst USA LP” represent the financial information for only Bodet & Horst USA, LP, or for Bodet & Horst USA, LP and Bodet & Horst GMBH & Co. KG combined.  If for only Bodet & Horst USA, LP, tell us why financial information for Bodet & Horst GMBH & Co. KG was not provided given that you acquired both companies.

Securities and Exchange Commission
April 27, 2009

Response:

SFAS No. 141 addresses the financial accounting standards and reporting for business combinations.  Paragraph 9 of this statement defines the scope of this statement and states that a “business combination occurs when an entity acquires net assets that constitute a business.” Paragraph 9 refers to guidance outlined in EITF 98-3 on determining whether an asset group constitutes a business.

EITF 98-3, paragraph 6 outlines the guidance used to evaluate whether a business has been acquired.  Paragraph 6 states that “a business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors.  A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues.  For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing outputs to customers.

An evaluation of the necessary elements noted above should consider the following:

Inputs

•	Long-lived assets, including intangible assets, or rights to use the use of long-lived assets

•	Intellectual property

•	The ability to obtain access to necessary materials or rights

•	Employees

Processes

•
The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes.

Outputs

•	The ability to obtain access to the customers that purchase the outputs of the transferred set.

EITF 98-3 paragraph 6 further states that “a transferred set of activities and assets fails the definition of a business if it excludes one or more of the above items (i.e. inputs, processes, or outputs) such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers.  However, if the excluded item or items are considered only minor (based on the level of difficulty and the level of investment necessary to obtain access to or to acquire the missing item(s)), then the transferred set is capable of continuing normal operations and is a business.  If goodwill is present in a transferred set of activities and assets, it should be presumed that the excluded items are minor and that the transferred set is a business.”

Securities and Exchange Commission
April 27, 2009

We determined that this transaction constitutes a business combination as all of the above elements (i.e. inputs, processes, and outputs) are present, and goodwill regarding this asset purchase totaled $7.5 million or 66% of the consideration paid and liabilities assumed.  As a result, there is a presumption that any excluded items would be considered minor and that the transferred set is a business.

In connection with our Form 8-K/A filed on October 23, 2008, we included the financial statements of Bodet & Horst USA LP and pro forma financial information.  The financial statements of Bodet & Horst USA, LP and the column in the pro forma information labeled Bodet & Horst USA, LP represent the financial information for only Bodet & Horst USA, LP.  This financial information does not include any other financial information regarding Bodet & Horst GMBH & Co. KG.

As disclosed in Exhibit 99.3 included in our Form 8-K/A filed October 23, 2008, and Note 3 to our consolidated financial statements included in our Form 10-Q for the period ended February 1, 2009, we purchased certain assets of the knitted mattress fabric operation located in High Point, North Carolina.  The financial statements of Bodet & Horst USA, LP and the column in the pro forma financial information labeled Bodet & Horst USA, LP represent the knitted mattress fabric operation located in High Point, North Carolina.

The Asset Purchase Agreement was among the company, Bodet & Horst USA LP (the knitted mattress fabric operation purchased by the company and a subsidiary of Bodet & Horst GMBH & Co. KG), and Bodet & Horst GMBH & Co, KG but we did not acquire Bodet & Horst GMBH & Co, KG.

15.           Restructuring and Restructuring Related Charges, page I-18

18.	Comment:

We note you recorded a $2.1 million charge for accelerated deprecation for the consolidation of plant facilities in China as part of your September 2008 Upholstery fabrics restructuring.  Please expand your disclosure here or in MD&A and discuss your basis for accelerating depreciation.  In doing so, disclose the reasons why depreciation was accelerated specifically for these assets and disclose how the charge was calculated.

Securities and Exchange Commission
April 27, 2009

Response:

As disclosed in Note 15 to our consolidated financial statements included in our Form 10-Q for the period ended February 1, 2009, we recorded a $2.1 million restructuring related charge for accelerated depreciation in connection with the consolidation of plant facilities located in China as part of our September 2008 Upholstery Fabrics restructuring plan.  Due to the consolidation of plant facilities, certain fixed assets were to be used and ultimately be abandoned at the time the plant facility was closed and operations were ceased.  As a result, depreciation estimates were required to be revised to reflect the use of the asset over its shortened useful life and fully depreciate these fixed assets at the time the respective plant facility was closed and operations were ceased.

SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” paragraph 28 states that a long-lived asset to be abandoned is disposed of when it ceases to be used.  If an entity commits to a plan to abandon a long-lived asset before the end of its previously estimated useful life, depreciation estimates shall be revised to reflect the use of the asset over its shortened useful life.

We will expand our disclosures regarding the facts and circumstances that warranted the accelerated depreciation and how the charge was calculated in future filings.

Form 8-K Filed March 3, 2009

19.	Comment:

We note your presentation of the non-GAAP measure of free cash flow.  Please address the following:

•
Tell us why you describe this as a performance non-GAAP measure instead of a liquidity non-GAAP measure given that its purpose is to measure your available cash flow for potential debt repayment, stock repurchases and additions to cash and cash equivalents.  This is further unclear since you have reconciled free cash flow to net cash provided by operating activities, which would be a comparable GAAP measure for a liquidity measure but not for a performance measure.  Please ensure that your description of this measure and the GAAP measure to which it is reconciled are consistent in the future.

•	Disclose how management uses this non-GAAP measure.

•
Since free cash now does not have a uniform definition, clearly disclose your definition of free cash now and provide a clear description of its calculation.  Additionally, disclose all material limitations of this measure.

Securities and Exchange Commission
April 27, 2009

Refer to Item 2.02 of Form 8-K, Item 10(e)(1)(i) of Regulation S-K and Question 13 of our related Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (our Non-GAAP FAQ).

Response:

In future filings, we will not refer to free cash flow as a non-GAAP performance measure, but will refer to it as a non-GAAP financial measure or a non-GAAP liquidity measure.

The disclosure included in the filing about uses of the non-GAAP financial information presented was intended to include the information about free cash flow.  We will revise future filings to make it clear that free cash flow is among the information used by management to make operational decisions about our business and is used as a financial goal for purposes of determining management incentive bonuses.

In addition to the reconciliation for free cash flow, in future filings we will include a definition of free cash flow stating that we define free cash flow as net cash provided by operating activities, as shown on our GAAP statement of cash flows, minus cash expenditures for items such as capital expenditures and payments on financing of capital items, and adding cash receipts from items such as sales of capital assets.  In addition, we will be careful not to infer that all of our free cash flow is available for discretionary spending, as we have mandatory debt payments and other cash requirements that must be deducted from our cash available for future use.

20.	Comment:

We note your presentation of pro forma pre-tax income, which excludes cash and non cash restructuring and related charges.  We also note your reconciliation of income (loss) before income taxes as reported to pro forma income before income taxes and your pro forma consolidated statements of operations.  Please be advised that term “pro forma” is defined in Article 11 of Regulation S-X and should not be used to describe items outside of the scope of this guidance.  Either tell us in sufficient detail how you meet one of the criteria in Rule 11-01 of Regulation S-X to support your use of the term “pro forma,” or revise future filings to re-name your measure.

Response:

We did not intend for our use of the term “pro forma” to imply that the information presented was in accordance with Rule 11-01 of Regulation S-X.  In future filings, we will refer to this information as “adjusted” or will use another descriptive label other than “pro forma.”

Securities and Exchange Commission
April 27, 2009

21.	Comment:

It appears that your presentation of income before income taxes excluding restructuring and related charges and impairment charges represents a non-GAAP measure.  If so, clearly indicate to your readers that this is a non-GAAP measure and disclose whether it is used as a non-GAAP performance measure, a non-GAAP liquidity measure or both.  Furthermore, it is unclear how your current presentation and narrative comply with Instruction 2 to Item 2.02 of Form 8-K, Item 10(e)(1)(i) of Regulation S-K, and our Non-GAAP FAQ.  With reference to Questions 8, 9 and 12 of our Non-GAAP FAQ, please revise your presentation to fully comply with all required disclosures.

Response:

We will revise our disclosure in future filings to explicitly and more clearly indicate to readers that pre-tax income excluding restructuring and related charges and impairment charges represents a non-GAAP financial measure.  We believe this measure is both a performance measure and a liquidity measure, and will indicate this characterization in our disclosure.  In addition, we will revise disclosure to indicate that management believes this financial measure is useful to investors in that it allows a comparison of comparable reporting periods more readily, given that our provision for income taxes has been extremely volatile in recent periods. We will continue to provide a reconciliation that allows readers to reconcile the calculation of pre-tax earnings to pre-tax earnings excluding restructuring and related charges in our presentation of the adjusted consolidated statements of operations.

Conclusion

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the company has adequately addressed all of the concerns and comments included in the staff’s letter.  We appreciate your review of these responses.  If you have further comments or any questions about our responses, please contact the undersigned at the address and telephone number listed above.  Thank you for your consideration.

Securities and Exchange Commission
April 27, 2009

Sincerely yours,

Culp, Inc.

/s/ Franklin N. Saxon

Franklin N. Saxon
Chief Executive Officer